January 13, 2012

Thomas A. DeCapo, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Beacon Street
Boston, MA 02108

Re: BlackRock Alternatives Allocation Portfolio LLC
        File Nos. 333-178499 & 811-22642

        BlackRock Alternatives Allocation FB Portfolio LLC
        File Nos. 333-178500 & 811-22643

        BlackRock Alternatives Allocation TEI Portfolio LLC
        File Nos. 333-178501 & 811-22644

        BlackRock Alternatives Allocation FB TEI Portfolio LLC
        File Nos. 333-178502 & 811-22645

Dear Mr. DeCapo:

        On December 15, 2011, you filed registration statements on Form N-2 for the
Funds referenced above. Each registration statement includes an identical
prospectus covering all four Funds. Our comments are set forth below and apply to
each filing. For convenience, we generally organized our comments using the
headings and page numbers from the registration statements.

Prospectus

Cover Page

1.   Inasmuch as the term "Alternatives" in the names of the Funds suggests a
type of investment (i.e., alternative investments such as hedge funds), please disclose
a policy in accordance with Rule 35d-1 under the Investment Company Act of 1940
(the "Investment Company Act") to invest at least 80% of the Funds' assets in
alternative investments.

2.   The pricing table includes a column captioned "Initial Proceeds to Fund Per
Unit." This column appears to be inconsistent with the form of pricing table set forth
in Item 1.g to Form N-2, which applies to firm commitment offerings. It also
appears to be inconsistent with the form of pricing table set forth in Instruction 5 to
Item 1.g of Form N-2, which applies to best efforts offerings. Footnote (1) to the
pricing table states that the units will be offered on a "reasonable efforts basis".

Please explain this term to us, and explain why the form of pricing table is appropriate for this type of offering.

Summary — The Offering (Page 2)

3.   The second paragraph states that after the initial closing, subsequent closings are expected to occur every month-end. The first sentence of the fourth paragraph states that closings will occur on the first Business Day of each month. Please resolve the inconsistency between these sentences.

Summary — Investment Strategies (Page 3)

4.   The second paragraph states that the Funds may make indirect investments in Portfolio Funds through derivatives instruments. Please review the Funds' disclosure to ensure that it accurately describes the Funds' use of derivatives and their risks. In connection with this, please consider the Division of Investment Management's observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf).

5.   The fourth paragraph of this section states that substantially all of the Funds' assets could be allocated to a single Alternative Strategy. Please explain how investing substantially all of the Funds' assets in a single Alternative Strategy would be consistent with the term "Alternatives Allocation" in the Funds' names.

Summary — Summary of Risk Factors (Page 6)

6.   The first paragraph of this section states that the Funds' investment program is designed to generate consistent returns over a long time period or investment horizon while attempting to minimize risk. On page 2, the prospectus states that the Funds' investment objective is to generate long-term capital appreciation over a market cycle by providing investors with exposure to a portfolio of alternative investments that seek more attractive risk and return characteristics as compared to public market equity investments. Please resolve this inconsistency.

7.   The fifth paragraph of this section states that some of the Portfolio Funds may hold a portion of their investments in side pockets which include illiquid or hard to value securities. Please explain to us how the Funds will ensure that the valuations of any side pockets are consistent with the Funds' obligation to fair value its investments.

Summary — No Redemptions; Repurchases of Units by the Funds (Page 14)

8.   This section states that a "[___]% early repurchase fee will be charged to any Member that tenders its Units to a Feeder Fund prior to the one-year anniversary of the Member's purchase of Units. If the early repurchase fee will be more than 2%, please explain to us how charging such an amount is consistent with Rule 13e-4(f)(8)(ii) under the Securities Exchange Act of 1934, which requires that all shareholders in a tender offer be paid the highest consideration paid to any other shareholder. *See* Guide 2, footnote 4, to Form N-2.

Summary of Feeder Funds' Expenses (Page 17)

9.   Footnote (4) to the fee table states that the Funds will bear their organization costs before the registration statement is effective. The third sentence states that organization and offering costs will be subject to a [__]% expense cap, which applies to operating expenses. Inasmuch as organization costs are not operating expenses and will be paid out of seed capital, please review whether organization expenses will be subject to the expense cap and modify the disclosure, if appropriate.

10.   Footnote (6) states that the Fund may pay an ongoing distribution fee and an ongoing investor servicing fee to the Distributor. The Distributor will generally pay substantially all of these ongoing fees to financial intermediaries. The last sentence provides that the compensation payable to financial intermediaries that are members of FINRA is subject to the underwriting compensation limit set by FINRA. Prior to requesting acceleration of effectiveness of this registration statement, please provide us with a representation that FINRA has reviewed and cleared the amounts of underwriter compensation as consistent with the applicable FINRA Rules.

Borrowing By The Funds — Debt Finance (Page 18)

11.   The first sentence of this section states that Portfolio Funds may make capital calls. Please provide us with an analysis as to whether an obligation to make additional capital contributions to Portfolio Funds should be deemed a senior security under Section 18 of the Investment Company Act. If so, please inform us whether the Funds will segregate assets in an amount equal to their obligations.

General Risks — Risks Related to Direct Investments in Securities (Page 40)

12.   This section states that the Funds may engage in short-selling. Please disclose in the Summary section of the prospectus a discussion of the Funds' investment strategy with respect to short-selling. Please confirm that the Summary of the Fund Expenses includes an estimate of dividends that will be paid on securities sold short. *See* AICPA Audit and Accounting Guide: Investment Companies ¶ 7.101.j (May 1, 2011).

13.   This section also states that the Funds may invest in "junk bonds." Please disclose in the Summary section of the prospectus the ability of the Funds to invest in "junk bonds" and the risks associated with investing in "junk bonds."

Management of the Funds — Biographical Information Pertaining to Directors (Page 72)

14.   We note that information has not yet been provided concerning the officers and directors of the Funds. When the Funds disclose the information required by Item 18 of Form N-2, please ensure that they provide the information required by Items 18.5(a), 18.6(b) and 18.17 of Form N-2 (concerning, among other things, leadership structure of the board, risk oversight by the board, directorships held by board members for past 5 years, and specific qualifications of board members).

Calculation of Net Asset Value; Valuation — Valuation of Portfolio Funds — *General Policies* (Page 101)

15.   The second sentence of the third paragraph of this section refers to the "Funds' obligation to value their assets under the 1940 Act and pursuant to U.S. GAAP for investment companies." Please insert the word "fair" before the word "value" in this phrase.

<u>General Comments</u>

16.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statements.

17.   We note that portions of the filings are incomplete. We may have additional comments on such portions when you complete them a pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

18.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act of 1933 (the "Securities Act"), please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

19.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statements.

20.   Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filings in response to a comment, please indicate this fact in a supplemental

letter and briefly state the basis for your position.

21.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Funds and their management are in possession of all facts relating to the Funds' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the Funds request acceleration of the effective date of the pending registration statements, each should furnish a letter, at the time of such request, acknowledging that

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filings.

        We will consider a written request for acceleration of the effective date of the registration statements as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective dates.

        If you have any questions prior to filing amendments, please call me at (202) 551-6945.

                                Sincerely,

                                John M. Ganley
                                Senior Counsel